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                           March 24, 2021

       Dagi Ben-Noon
       Chief Executive Officer
       Inspira Technologies OXY B.H.N. Ltd
       2 Ha-Tidhar St.,
       Ra   anana, 436650
       Israel

                                                        Re: Inspira
Technologies OXY B.H.N. Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed March 22,
2021
                                                            File No. 333-253920

       Dear Mr. Ben-Noon:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Stock-Based Compensation, page 60

   1. Please address the following regarding your response dated March 22, 2021 to prior comment number seven:
                                                            Your response does
not provide the fair values assigned for the shares underlying your options
granted on February 21, 2021 and March 16, 2021. Please revise this section of your
MD&A to detail the options granted during 2020 and 2021, including number of shares,
exercise price, and estimated fair value value per share at grant date used to value
the options.
 Dagi Ben-Noon
Inspira Technologies OXY B.H.N. Ltd
March 24, 2021
Page 2
             You disclose on page F-43 that you signed certain agreements would require you to issue 2,950,000 shares upon an initial public offering within certain agreed upon dates. Please tell us the agreed upon dates before which the offering must take place under these agreements. To the extent any portion of those shares is likely to be triggered by your current proposed offering, revise this section of your MD&A to disclose that fact and quantify the expected charge to be recorded.
             You disclose in your Capitalization and Dilution tables that you expect the issuance of the following: (i) 5,518,956 Ordinary Shares issued as bonus shares in November
           2020 for no consideration to our shareholders; (ii) 1,987,617 Ordinary Shares, issued pursuant to the Termination Agreement upon the conversion of a convertible note in the amount of A$3,535,750 (approximately $2,374,004); (iii) 236,000
Ordinary
           Shares issued to a promoter as part of the Termination Agreement;
(iv) 1,379,848
           Ordinary Shares to be issued upon the conversion of the SAFEs; (v) 725,861
           Ordinary Shares to be issued upon the conversion of certain convertible loan agreements; and (vi) 414,441 Ordinary Shares to be issued to financial advisors upon the consummation of this offering. For each of these issuances that will result in an additional incremental expense upon its issuance, revise this section to quantify the amount to be expensed and the nature of the charge.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameDagi Ben-Noon
                                                           Division of
Corporation Finance
Comapany NameInspira Technologies OXY B.H.N. Ltd
                                                           Office of Life
Sciences
March 24, 2021 Page 2
cc:       David Huberman, Esq.
FirstName LastName